SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of October, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - COPA AIRLINES NAMED TO LIST OF “BEST EMPLOYERS IN LATIN AMERICA” FOR SECOND TIME

Copa Airlines Again Named to List of ‘Best Employers in Latin America’

Latin American Business Magazine AmericaEconomia Publishes Survey Results

          PANAMA CITY, Oct. 24 /PRNewswire-FirstCall/ -- Copa Airlines has been named again as one of the 10 Best Employers in Latin America by the prestigious business magazine AmericaEconomia.  The airline was also part of this prestigious list in 2004.

          The magazine conducts the survey in conjunction with Hewitt Associates, a global human resources consultant with headquarters in Chicago.  The survey evaluates several factors related to the work environment, including the effectiveness of human resource programs, corporate governance, employee orientation, communication, compensation, leadership and benefits.

          “We are committed to maintaining a highly motivated and trained workforce and providing a pleasant, stimulating work environment,” said Alexander Gianareas, Senior Director of Human Resources, Copa Airlines.  “This regional recognition by international experts is a validation of that commitment, which makes it possible for us to have world-class coworkers.”

          AmericaEconomia, the leading business magazine in Latin America, began publishing in 1986.  The magazine has editorial offices in Santiago, Buenos Aires, Mexico City, Sao Paulo and Miami, as well as a network of correspondents in major world markets.

          About Copa Airlines

          Copa Airlines, a subsidiary of Copa Holdings, S.A. (NYSE: CPA), is one of the leading passenger airlines in Latin America. Operating from its strategic location at the Hub of the Americas in the Republic of Panama, Copa offers more than 110 daily flights to 35 destinations in 21 countries in North, Central and South America and the Caribbean. In addition, Copa provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Copa and Continental have a strategic alliance that includes joint participation in Continental’s award-winning frequent flyer program, OnePass. For more information, visit http://www.copaair.com.

CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 10/24/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO